Exhibit 99.1

INFORMATION ABOUT ALLOYX

Below is an overview of the business and certain other information about AlloyX Limited (“AlloyX”) that may be relevant to investors. For purposes of this exhibit, references to “Solowin” refer to SOLOWIN HOLDINGS. The acquisition of AlloyX by Solowin is more fully described in the Form 6-K to which this Exhibit is attached.

Business Overview

AlloyX, an exempted company incorporated under the laws of the Cayman Islands, conducts its business through its subsidiaries in Hong Kong, Singapore, the United States and Samoa.

AlloyX is a financial technology company that has developed and operates a comprehensive digital financial services platform designed to bridge traditional financial services infrastructure with innovative blockchain and digital asset technologies and serve global institutional and retail clients.

The acquisition of AlloyX represents a strategic response of Solowin’s management to the growing institutional demand for compliant, institutional-grade digital asset services that seamlessly integrate traditional banking systems with emerging blockchain-based financial infrastructure.

Corporate Structure

AlloyX has four wholly-owned subsidiaries:

●	Master Venus Limited, incorporated under the laws of Samoa and wholly and directly held by AlloyX;

●	AlloyX (Hong Kong) Limited, incorporated under the laws of Hong Kong and wholly and directly held by Master Venus Limited;

●	AlloyX Group Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore; and

●	Bravo Valor Partners Ltd, a company incorporated under the laws of the State of Washington, the United States of America.

Business Model

Nature of Operations

AlloyX operates as a unified financial technology platform that integrates two primary business verticals: (1) stablecoin payment infrastructure, and (2) real-world asset (“RWA”) tokenization services. AlloyX’s business model is designed to serve institutional and retail clients requiring seamless integration between traditional banking systems and blockchain-based financial services.

AlloyX combines proprietary technology assets, a skilled workforce, and a structured operational framework devised to provide the following outputs:

●	Stablecoin payment processing and conversion services;

●	Institutional-grade digital asset custody and wallet solutions;

●	Real-world asset tokenization and management platforms; and

●	Cross-border payment and settlement infrastructure.

These outputs are expected to enable monetization through multiple fee-based and recurring revenue models across both the digital asset and traditional finance lifecycles.

AlloyX’s Revenue

AlloyX’s revenue model consists of the following two core business lines:

i.	Stablecoin Payment Infrastructure: AlloyX facilitates conversion between traditional fiat currencies and digital assets (especially stablecoin), enabling clients to seamlessly transition between conventional banking systems and digital asset ecosystems. Revenue is generated through:

●	Fees charged for the subscription and redemption of stablecoins;

●	Interest income on reserve assets;

●	Commissions from corporate card programs; and

●	Payment processing and settlement fees.

ii.	Real-World Asset Tokenization: AlloyX offers comprehensive tokenization services that transform traditional assets into blockchain-based digital representations. Revenue sources include:

●	Asset structuring and tokenization fees;

●	Platform access and usage charges; and

●	Secondary market trading and transaction fees.

For the fiscal year ended March 31, 2025, AlloyX had yet to generate revenue. However, AlloyX expects that future revenue will grow significantly as tokenization transactions scale and institutional adoption accelerates.

AlloyX’s Pentagon Strategy and AX Coin

AlloyX’s strategic approach focuses on establishing a comprehensive digital asset ecosystem that serves institutional and retail clients across traditional finance and blockchain-based markets. AlloyX’s initial strategy is to become one of the first licensed issuers of fiat-referenced stablecoins in Hong Kong under the new regulatory regime. The core of this strategy is the “pentagon strategy,” designed to create a self-sustaining and high-utility ecosystem for its stablecoins (named as “AX Coin”). This strategy is built on five pillars like a pentagon:

●	AX Coin holders receive rewards and fee discounts through a tiered loyalty program;

●	The coin provides access to exclusive promotions and discounts across a broad partner network;

●	On-chain utility is incentivized by a transparent and competitive fee structure for fiat redemption;

●	The coin functions as the native settlement currency for tokenized real-world asset investments; and

●	The coin is designed to serve as a high-quality digital pledge, subject to future regulatory approval.

AlloyX intends to emphasize regulatory compliance, strategic partnerships, and technology development to create a scalable platform for institutional digital asset services, and expects to earn revenue through a combination of transaction fees and reserve income and create a “sticky” ecosystem that reduces value leakage and promotes internal velocity of its stablecoins.

AlloyX’s cutting-edge proprietary technologies, one-stop solution approach, and commitment to full and global institutional-grade compliance has been and continue to be AlloyX’s strengths and competitive edges.

Growth Strategies

AlloyX plans to scale its operations through:

●	Launching with a secured pipeline of high-volume use cases projected to exceed US$31.85 billion in annual transactions within three years;

●	Expanding operations into key global markets, including Japan, West Africa, and the United States, through tailored entry strategies;

●	Integrating the platform with leading payment gateways and digital asset exchanges to ensure broad accessibility and liquidity;

●	Broadening the suite of tokenized RWA products offered on the platform in partnership with leading asset managers; and

●	Launching innovative decentralized finance (“DeFi”) protocols from its Stablecoin DeFi Lab to enhance long-term ecosystem utility.

AlloyX also intends to leverage its broad regulatory positioning and blockchain expertise to capture growing institutional demand for compliant digital asset services, particularly in the Asia-Pacific region.

Technology Platform

AlloyX’s proprietary technology is built upon the Platform of Trustworthy Open Stablecoin (POTOS) infrastructure, developed in strategic partnership with WeBank Technology. This infrastructure supports comprehensive digital asset services through integrated modules including:

●	Payment Processing Infrastructure: Real-time settlement and cross-border payment facilitation.

●	Asset Tokenization Platform: A Permissioned Open Blockchain Network, balancing the transparency of a public ledger with the control and privacy of a permissioned system, enables the end-to-end tokenization services from asset structuring to secondary market support.

●	Blockchain Integration System: Multi-protocol support for major blockchain networks and digital asset standards to serve diverse use cases.

●	Comprehensive Compliance and Risk Management System: Top-tier anti-money laundering (AML) and know-your-customer (KYC) processing and regulatory reporting capabilities.

AlloyX is actively developing additional features such as daily public attestations of reserves, advanced risk monitoring dashboards, and seamless application programming interface (API) integrations for enterprise clients.

Regulatory and Compliance

AlloyX’s operations are subject to a complex and evolving landscape of domestic and international laws and regulations applicable to digital assets, cross-border payment and other financial services. Particularly, AlloyX must comply with regulations in multiple jurisdictions that govern:

●	Stablecoin issuance and reserve management under the Hong Kong Monetary Authority (“HKMA”);

●	Anti-money laundering (AML) and know-your-customer (KYC) compliance;

●	Cross-border payment regulations;

●	Custody and transfer of digital assets; and

●	Personal Data (Privacy) Ordinance (PDPO) in Hong Kong.

AlloyX has focused on obtaining regulatory licenses, technology or business partnerships, and institutional-grade custodial solutions necessary to meet stringent compliance expectations across the jurisdictions in which it operates.

Through its operating subsidiary in Hong Kong and its various partners all over the world, AlloyX has obtained and maintains necessary licenses for its operations in jurisdictions where its operations are regulated. Also, AlloyX’s compliance policies incorporate international standards for anti-money laundering (AML), know-your-customer (KYC), and relevant regulations such as cross-border payment regulations.

Industry Overview

Stablecoin Market

The stablecoin market has demonstrated robust growth, reaching a global market capitalization of approximately USD250 billion by mid-2025, according to CoinMarketCap’s (2025) Stablecoin Market Capitalization Data. This expansion is increasingly driven by regulatory clarity, highlighted by the implementation of the Hong Kong Monetary Authority’s (HKMA) stablecoin regulatory regime, set to take effect on August 1, 2025 based on the HKMA’s (2024) Consultation Conclusions on Stablecoin Regulatory Framework. Fuelled by accelerating adoption in cross-border trade and institutional finance, with major payment networks like Visa and Mastercard integrating stablecoin settlements, the industry’s evolution underscores the critical need for regulated, transparent, and fully backed issuers. This creates a significant opportunity for compliant, Hong Kong-based stablecoins like our proposed application of AX Coin to capture a share of a market projected to reach up to USD 2 trillion by 2028, as forecast by PitchBook (2025) in ‘Venture Capital: Stablecoins Become the Priority Investment’.

Real-World Asset Tokenization

The tokenization of real-world assets (RWA) is rapidly maturing into a pivotal institutional trend, with the market having grown to USD 24 billion by mid-2025, according to Rischan Mafrur’s (2025) Tokenize Everything. A key catalyst behind this expansion is the integration of regulated stablecoins, which enable T+0 settlement and unlock unprecedented efficiency for tokenized securities. Regulatory progress and institutional involvement have further accelerated this momentum. Hong Kong’s Securities and Futures Commission (SFC) has recently approved RWA products, drawing on its 2024 Guidelines for Tokenized Securities and RWA Products to establish a clear compliance framework. Concurrently, global financial giants like BlackRock and JPMorgan have launched major initiatives in the space, signalling robust institutional confidence in RWA tokenization’s scalability. As estimated by Boston Consulting Group (2023) in Relevance of On-Chain Asset Tokenization in ‘Crypto Winter’, projections suggest the RWA tokenization market could surge to as high as USD 16 trillion by 2030. In this burgeoning ecosystem, a compliant stablecoin positioned as the native settlement layer is primed for substantial, long-term growth—serving as a foundational infrastructure component to enable seamless, regulated, and efficient transactions as RWA tokenization enters the mainstream.

Competition

AlloyX operates in the competitive digital asset services market, competing with both traditional financial institutions expanding into digital assets and specialized blockchain-based service providers. Competition includes established payment processors, custody providers, and emerging tokenization platforms, for example:

●	Circle, the issuer of the regulated stablecoin USDC, provides payment and RWA infrastructure and has a market capitalization exceeding $64 billion.

●	Paxos operates a regulated platform for issuing stablecoins (USDP) and tokenized assets, including the gold-backed token PAXG.

●	Tether, the issuer of the market-dominant stablecoin USDT, leverages its ~$160 billion market capitalization to expand from payments into RWA tokenization.

Other RWA and stablecoin platforms—e.g., Centrifuge, Ondo Finance, and HashKey—span sectors including tokenized private credit, U.S. Treasuries, and regulated exchange services. This evolving landscape validates AlloyX’s initiative while highlighting the need for strong competitive positioning.

AlloyX differentiates itself through its comprehensive compliance framework, institutional focus, and integrated platform approach that combines multiple digital asset services under a unified infrastructure.

Employees

As of August 11, 2025, AlloyX employed 55 professionals, comprising seasoned professionals and consultants with deep expertise in banking, payments, compliance, risk management, blockchain engineering, and regulated financial technology. AlloyX’s workforce supports technology development, regulatory compliance, client services, and business operations.

AlloyX’s human capital model leverages a multi-jurisdictional talent pool to ensure operational excellence and deep market expertise. AlloyX’s ability to execute its strategic plan is dependent on the continued contributions of its highly skilled team. None of AlloyX’s employees are represented by a labor union, and AlloyX has experienced no labor-related disruptions. AlloyX believes its employee relations are strong and that AlloyX is well-positioned to manage and scale its cross-border workforce to meet the demands of its global expansion.

Seasonality

AlloyX’s business may be subject to certain seasonal trends that could affect operating results and capital deployment patterns. Digital asset activity and institutional payment volumes may exhibit seasonal variations based on corporate treasury cycles, regulatory reporting periods, and macroeconomic factors affecting institutional and retail transaction patterns.

Risk Factors

Unless otherwise noted, all references in this exhibit to “AlloyX,” “we,” “us,” “our” and similar terms and expressions shall mean AlloyX Limited and its subsidiaries.

If any of the following events occur, AlloyX’s business, financial condition, or results of operations could be materially and adversely affected.

Risks Related to AlloyX’s Business and Industry

We face intense and increasing competition.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend in part on the continued growth of the AlloyX stablecoin network, our ability to monetize the AlloyX stablecoin network, and our ability to innovate and create successful new products and services and improve existing products and services.

Although there may be certain regulatory and other barriers to enter the markets we serve, we nonetheless expect our competition to continue to increase. We face competition from both established enterprises and early-stage companies that are attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to digital financial services products, significantly greater financial, technical, marketing, and other resources, and larger customer bases than we do. This may allow them to offer more competitive pricing or other terms or features, a broader range of digital financial products, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in end-user and customer preferences. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share or revenues, they may offer terms, including fee structures, that are more favorable than ours, which could result in a decrease of our market share or revenues or lead us to adopt less profitable business practices, or otherwise exert downward pressure on our results of operations. For example, actions and policies of our distributors, over which we do not control or oversee, could negatively impact our results of operations. In any case, with increased competition, we may be required to incur additional costs or expenses relative to our revenue to maintain or grow the AlloyX stablecoin network and the market acceptance of our products and services.

Our current or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services, which could attract end-users and customers away from our products and services. For example, we are seeing a rapidly evolving market structure in digital asset trading markets, and certain major trading firms are moving towards tokenized money market funds (“TMMFs”) as a form of collateral. Particularly in the current high interest rate environment, the option to invest in TMMFs or other yield-bearing digital assets has become increasingly attractive relative to holding non-yield bearing stablecoins, especially for those planning to hold these assets for an extended period of time. Therefore, as TMMFs become more readily accessible and widely integrated on blockchains as a form of collateral in margin trading, we expect to continue to see a shift toward the use of TMMFs or other yield-bearing digital assets. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

We currently compete at multiple levels with a variety of competitors, including:

●	payment services;

●	fiat-backed, asset-backed, digital asset-collateralized, algorithmic, non-backed and yield-bearing tokens;

●	blockchain infrastructure services;

●	digital asset safekeeping services;

●	banks and nonbank financial institutions; and

●	digital wallet providers platforms.

As a relatively new innovation, stablecoins are particularly susceptible to operational challenges and risks, including due to surges in demand.

The relative novelty of stablecoins may pose operational challenges and risks. In particular, some blockchains that support stablecoins have limited operating histories, have not been validated in production, have vulnerabilities that could be abused by malicious users, and are still in the process of developing and making significant decisions that will affect their respective underlying blockchains. Those features could lead to novel operational risks related to the settlement and validation of transactions, which could result in fraudulent misuse of such blockchains involving stablecoins or otherwise adversely affect the stablecoins whose protocols are built on top of such blockchains. Failures in one or more public blockchains could result in sustained periods where end-users cannot access or transfer their stablecoins, which could result in stablecoins losing their reputation as a safe and reliable payment technology. Furthermore, we have in the past experienced and may in the future encounter periods of extreme and persistent minting activities, which may result in operational delays in accepting fiat currencies, including due to capacity constraints or otherwise, at the banking institutions where our reserves will be held. Such delays in processing users’ minting requests could negatively impact our ability to attract market entrants and may cause demand to shift toward our competitors.

Moreover, the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular blockchain network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or otherwise stymie such network’s utility and ability to respond to challenges and grow.

Our ability to grow and retain customers depends on strategic integrations and partnerships, and deterioration in these relationships could adversely affect our business.

We rely on a number of distribution, infrastructure, and ecosystem partners—including payment gateways, digital asset exchanges, wallet providers, custodians, and financial institutions—to support the delivery of our stablecoin infrastructure and real-world asset tokenization services. These partners help facilitate user access to our platform, enable fiat on/off ramps, and expand the utility of our technology stack across jurisdictions and user types.

If we are unable to maintain existing partnerships or enter into new strategic integrations on commercially reasonable terms, our ability to reach users and grow transaction volumes may be negatively impacted. In addition, changes in our partners’ financial condition, reputation, business strategy, or regulatory exposure could affect their ability or willingness to continue supporting our platform. For example, if a key custodian, fiat settlement provider, or wallet interface were to suspend service or terminate its relationship with us, we could experience disruption in our operations or delays in onboarding customers. Any such disruption could adversely affect our business, financial condition, and results of operations.

Minting and redeeming AX Coin from our platform will involve risks, which could result in loss of customer assets, customer disputes, and other liabilities.

To receive a stablecoin, a verified customer must wire transfer the amount of fiat currency corresponding to the equivalent amount of desired applicable stablecoin to a bank account. Once the credit is made to the AlloyX bank account, tokens are minted to the customer’s account, effectively increasing the applicable stablecoin in circulation. Likewise, customers with a stablecoin in their account can redeem such tokens so that the system cancels the applicable stablecoin tokens and transfers funds in the applicable fiat currency out of reserve and into a customer’s linked bank account, effectively reducing the applicable stablecoin in circulation.

If a customer incorrectly enters bank account credentials or other information when depositing and withdrawing funds, there is a risk that a portion or all of the customer’s assets will be permanently and irretrievably lost with no means of recovery. Alternatively, a customer may transfer stablecoin or other supported assets to an external wallet address that they do not own, control, or hold the private keys to. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.

Fluctuations in interest rates could impact our results of operations.

Our business depends on the activity of institutional and retail customers engaging in digital asset payments and real-world asset tokenization. Macroeconomic conditions, including inflation, interest rate changes, and liquidity tightening, may influence corporate treasury strategies, digital asset investment patterns, and risk appetite. For example, higher interest rates may shift demand toward traditional yield-bearing instruments, which could reduce transaction volumes on our platform. Conversely, lower interest rates may reduce stablecoin utility as a cash-like instrument. These market dynamics are complex and unpredictable, and fluctuations in global economic conditions could adversely impact the usage of our services and our results of operations.

The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

Digital assets have historically experienced high levels of volatility far in excess of that experienced in fiat currencies. A number of factors contribute to changes in digital asset prices and volatility, including changes in the supply and demand for a particular digital asset, regulatory actions, market sentiment, macroeconomic factors, utility of a particular digital asset, and idiosyncratic events such as exchange outages or commentary on social media. We are exposed to price volatility with respect to the digital assets we own. Though our fundamental business and growth strategy does not include acquiring digital assets for the purpose of value appreciation, we have some degree of exposure to digital assets because, for certain services we perform, our customers may pay us in digital assets. To the extent customers compensate us in the form of digital assets, and we continue to hold these digital assets, we may be subject to the high degree of price and earnings volatility associated with these digital assets. A decline in the value of the digital assets we hold in higher concentrations may have a larger adverse impact on our operating results in any given period. Volatility in the value of digital assets or other market factors may limit our ability to convert digital assets into fiat currency at attractive prices or at all.

Risks Related to Government Regulations

The regulatory landscape for digital assets is evolving and uncertain.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing banking, securities, broker-dealers, commodities, credit, cross-border and domestic money and digital asset transmission, custody, commercial lending, privacy, data governance, data protection, cybersecurity, fraud detection, payment services, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering (“AML”), and counter-terrorism financing. Many of these legal and regulatory regimes were adopted prior to the advent of internet-native financial infrastructure, digital assets, and blockchain-based technologies. As a result, they may not contemplate or address the unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets and blockchain-based services, including the custody of digital assets, stablecoin reserve management, and the tokenization of real-world assets, require us to continually assess whether certain laws, rules, and regulations apply to us. It is possible that governmental bodies and regulators may disagree with our interpretations or assert jurisdiction in novel ways. Additionally, from time to time, we may establish or expand relationships or enter into contractual arrangements with counterparties that are subject to heightened regulatory scrutiny. As a result, certain of our regulators may seek to intervene and assert jurisdiction, impose additional scrutiny over such relationships, or take other adverse actions toward us. While we may seek to challenge such actions where we believe they are not grounded in law or regulation, these interventions may lead to increased compliance costs or compel us to modify or discontinue these relationships, which may adversely impact our business and operations.

Additional risks such as operational failures (e.g., technical issues that prevent settlement), concerns regarding the adequacy or transparency of reserve assets backing stablecoins, the use of unbacked or undercollateralized stablecoins in potentially manipulative trading practices and regulatory scrutiny of stablecoin issuers or intermediaries, including exchanges that facilitate stablecoin transactions, may also adversely affect market confidence and liquidity. Further, these risks are underscored by recent legislative developments. On July 18, 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (“GENIUS Act”) was enacted, establishing a federal regulatory framework for payment stablecoins. The GENIUS Act prohibits the issuance or use of payment stablecoins unless the issuer obtains a qualifying license and complies with a range of regulatory requirements, including reserve backing with liquid assets, redemption rights, governance standards, and operational transparency. The GENIUS Act also restricts the payment of interest on stablecoins and imposes oversight on both bank and nonbank issuers. These developments may reduce the willingness of market participants to engage in digital asset transactions that rely on stablecoins, particularly where issuer compliance remains uncertain or unavailable, and may adversely impact our ability to scale or maintain our stablecoin operations.

In addition to the GENIUS Act, various governmental and regulatory bodies, including legislative and executive bodies in Hong Kong, the United States and other jurisdictions, may adopt new laws or regulations, or reinterpret existing laws and regulations, that may adversely impact the development of the digital asset ecosystem as a whole or our legal and regulatory status in particular. These developments may affect how we operate our business, how our products and services are regulated, what assets we may hold as stablecoin reserves, and what products or services we or our competitors may be permitted to offer. For example, governments may mandate stablecoin interoperability, introduce real-time reporting requirements for tokenized assets, impose custodial segregation requirements, or limit the use of certain blockchains or stablecoins for cross-border settlement. These developments may also require changes to our compliance and risk mitigation measures, impose new licensing requirements, or otherwise impact the scope of our operations. In some cases, new regulatory regimes may prohibit certain activities or cause counterparties or users to limit or cease engagement with us.

To the extent we have not complied with applicable laws, rules, and regulations, or to the extent regulators, courts, or other authorities assert that we have failed to comply, we could be subject to significant fines, penalties, regulatory limitations, reputational harm, or other adverse consequences, each of which could be material and could adversely affect our business, results of operations, financial condition, and prospects.

We are subject to an extensive and highly evolving regulatory landscape, including the new Stablecoins Ordinance in Hong Kong.

In May 2025, Hong Kong’s Legislative Council passed the Stablecoins Ordinance (Cap. 656), which establishes a licensing regime for fiat-referenced stablecoin (“FRS”) issuers in Hong Kong and those issuers of HKD-pegged stablecoins outside of Hong Kong. The Ordinance took effect on August 1, 2025, and requires that any entity issuing or promoting FRS to retail or professional users hold a licence from the Hong Kong Monetary Authority (HKMA).

The Ordinance mandates full reserve backing in liquid assets, regular auditing, redemption rights, robust governance and risk management procedures, and strict AML/CFT controls. It also criminalises the offering or advertising of unlicensed stablecoins to retail investors, with penalties of up to HK$50,000 in fines and six months imprisonment for non-compliance.

As a result, we intend to apply for and obtain an HKMA licence, comply with new governance, reserve, and audit standards, or limit offerings in Hong Kong. We may face increased compliance costs, operational constraints, or enforcement risk should we fail to comply in a timely manner.

Failure to satisfy these requirements or any change in regulatory interpretations under the Ordinance could result in fines, enforcement action, reputational harm, or constraints on our business, all of which could materially and adversely affect our business, results of operations, financial condition, and prospects.

We are subject to multi-jurisdictional licensing.

We operate across multiple jurisdictions, including Hong Kong, Singapore, the United States, and other countries, and are subject to a fragmented and evolving regulatory landscape governing stablecoin issuance, reserve management, real-world asset tokenization, cross-border payments, digital asset custody, data privacy, and anti-money laundering (“AML”) compliance. Many of these regimes were not designed with blockchain-native infrastructure in mind, and their applicability to our business operations remains subject to varying interpretations and implementation approaches. The complexity of navigating licensing frameworks across jurisdictions, including new or forthcoming stablecoin regimes, imposes legal uncertainty and operational constraints.

While we are addressing the specific regulatory frameworks of certain jurisdictions, such as Hong Kong and the United States, our ability to operate in other markets—such as Singapore or future jurisdictions in which we may expand—depends on our capacity to obtain and maintain regulatory approvals, adapt to shifting legal requirements, and build compliant infrastructure across different legal systems. Failure to secure required licenses or exemptions, or changes in law that prohibit or restrict stablecoin issuance, custody, or tokenization services in any jurisdiction, could materially impact our business operations, limit market access, or require significant changes to our platform or service offerings.

We are subject to complex compliance obligations.

We must continually invest in and evolve our compliance framework to meet the increasing expectations of regulators and counterparties. This includes maintaining updated AML/KYC procedures, implementing real-time on-chain analytics and sanctions screening, and safeguarding data privacy across jurisdictions. Regulatory bodies in different countries may assert jurisdiction over our operations or customer relationships, particularly where products are marketed to or accessed by residents of their respective countries.

Any failure to meet these compliance obligations may expose us to enforcement actions, monetary penalties, forced service modifications, or reputational harm. In certain cases, regulators or financial partners may restrict or suspend our access to essential banking, custody, or fiat settlement services, which could have a material adverse effect on our operations and customer relationships.

Our products and services may be exploited by our customers, employees, service providers, and other third parties to facilitate illegal activity such as fraud, money laundering, terrorist financing, gambling, tax evasion, and scams.

We may become subject to liability for illegal transactions conducted by our customers, employees, service providers, and other third parties. Although our service agreements with customers shift liabilities to customers in connection with fraudulent activities, examples of third-party transactions for which we could incur liability include fraudulent payments initiated by our customers, money laundering, gambling, tax evasion, and scams. Examples of fraud include when a party knowingly uses a stolen digital wallet or otherwise illicitly acquires access information to a digital wallet. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting, account takeover, and fraud. It is possible that incidents of fraud could increase in the future. The use of our products or services for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. Further, payment processors could require us to terminate services to customers involved in such illegal activities. These payment processors could also charge us a fine in connection with a customer’s entry into their fraud monitoring programs.

In addition, we are subject to the risk that our employees or service providers could commit fraudulent activity against us or our customers. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, misappropriation of information, failing to supervise other employees or service providers, or improperly using confidential information. To help us detect employee (including senior officers) and service provider misconduct, we plan to implement an overarching enterprise risk management framework that is designed to provide reasonable assurance that our employees and vendors support and adhere to a strong risk-based culture. This includes a third-party management program that focuses on enterprise-wide risks related to service providers in terms of misconduct, compliance, and reputational risks. We also plan to employ various manual and automated ways to detect potential employee or third-party misconduct. Examples of these programs are a whistleblower policy and security controls that monitor suspicious activity. For our service providers, our risk management framework requires us to perform risk-based due diligence on service providers, such as AML screening. We also plan to require annual AML and security training for all employees to help our employees identify and detect misconduct proactively. Our efforts to detect and monitor such transactions for compliance with law may require significant costs, and may not ultimately detect or deter all such transactions.

Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries or enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters, e-money issuers, broker-dealers, and alternative trading systems for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against us for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, financial liabilities, loss of transaction volume, or increased costs that could harm our business, results of operations, financial condition, and prospects.

The risk of illegal activity may be heightened for digital assets, which are relatively new and, in many jurisdictions, lightly regulated or largely unregulated. Many types of digital assets have characteristics such as the speed with which transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain transactions, and encryption technology that anonymizes these transactions, which may make digital assets susceptible to use in illegal activity. Regulatory authorities and law enforcement agencies investigate, issue subpoenas, make civil investigative demands, and take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets.

While we believe that our risk management and compliance framework will be reasonably designed to detect significant illicit activities conducted by our potential or existing customers, we cannot ensure that we will be able to detect all illegal activity on our systems. If any of our customers use our products and services to further such illegal activities, our business could be adversely affected.

Business Execution and Growth Risks

We have a limited operating history and an unproven revenue model, which makes it difficult to evaluate our future prospects and business performance.

We are an early-stage company with a limited operating history, and we have not yet generated meaningful revenue. Our business model remains unproven, and we face significant challenges in scaling our operations and achieving profitability. Our ability to generate revenue depends on the successful commercialization of our stablecoin products and tokenization services, including monetization through issuance and redemption fees, payment processing, digital asset custody, tokenization-related fees, and interest income derived from reserve assets. Each of these revenue streams is subject to operational, regulatory, competitive, and market risks.

Our ability to scale our platform and generate revenue also depends on several factors that remain uncertain, including our ability to (i) obtain necessary regulatory approvals and licenses, (ii) successfully launch and grow adoption of our stablecoin across institutional and retail users, (iii) capture projected transaction volumes from targeted corridors and partners, (iv) expand into new markets, and (v) attract and retain asset managers and other institutional clients for our real-world asset (“RWA”) tokenization solutions. If we fail to execute on one or more of these initiatives, or if user demand does not materialize at the levels we anticipate, our ability to achieve meaningful revenue generation and long-term profitability may be materially and adversely affected. In addition, our operating expenses are expected to increase significantly as we invest in technology development, compliance infrastructure, and market expansion. As a result, we may continue to incur losses for the foreseeable future, and our business, financial condition, and results of operations may be materially and adversely impacted.

We depend on the continued service and performance of our key personnel, and our business may be adversely affected if we are unable to attract, retain, and motivate qualified personnel.

Our future success depends on the continued service, performance, and institutional knowledge of our executive leadership team and key personnel, including engineering, product development, compliance, and business development professionals. We operate across multiple jurisdictions and rely on a specialized workforce with expertise in financial technology, blockchain infrastructure, payments compliance, and regulatory engagement. Competition for qualified personnel in our industry is intense, and we may not be able to attract or retain the talent necessary to achieve our business objectives.

The loss of one or more members of our senior management team, or key employees with critical technical or regulatory knowledge, could disrupt our operations, delay product development, or impair our ability to maintain regulatory relationships and strategic partnerships. Additionally, labor shortages, employee attrition, or failure to recruit new talent at scale may constrain our ability to execute on our growth plans or comply with jurisdiction-specific regulatory requirements. If we are unable to attract and retain personnel with the skills and experience we require, our business, financial condition, and results of operations may be materially and adversely affected.

Our business may be adversely affected by seasonal trends and changes in economic conditions.

Our transaction volumes, customer behavior, and revenue streams may be subject to seasonal fluctuations and broader macroeconomic factors. For example, corporate treasury cycles, tax deadlines, holiday periods, and fiscal year-end planning may influence demand for stablecoin-based payment and settlement services. In addition, macroeconomic developments—such as inflation, rising or declining interest rates, currency volatility, geopolitical instability, or liquidity tightening in global financial markets—may affect institutional and retail adoption of digital asset products.

A slowdown in digital asset trading activity, declining interest in tokenized financial instruments, or broader economic downturns could reduce customer engagement with our stablecoin infrastructure and real-world asset tokenization services. These effects may be amplified during periods of market volatility or financial stress, which can lead to reduced transaction volumes, lower fee-based revenue, and increased customer redemptions. If economic conditions deteriorate or fail to support digital asset adoption, our business, financial condition, and results of operations could be materially and adversely affected.